FILE NO. 33-
                                                      CIK #897160
                   SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trust Registered on Form N-8B-2.

A. Exact name of Trust:       VAN KAMPEN AMERICAN CAPITAL INSURED
                              INCOME TRUST, SERIES 49

B. Name of Depositor:         VAN KAMPEN AMERICAN CAPITAL DISTRIBUTORS,
                              INC.

C. Complete address of Depositor's principal executive offices:

                              One Parkview Plaza
                              Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

     Van Kampen American Capital
        Distributors Inc.                  Chapman and Cutler
     Attention:  Don G. Powell, Chairman   Attention:  Mark J. Kneedy
     One Parkview Plaza                    111 West Monroe Street
     Oakbrook Terrace, Illinois  60181     Chicago, Illinois 60603

E. Title and amount of securities being registered:  *1,000 Units

F. Proposed maximum offering price to the public of the securities being registered: ($1,010 per Unit): $1,010,000**

G. Amount of filing fee, computed at one twenty-nineth of 1 percent of the proposed maximum aggregate offering price to the public: $348.28

H. Approximate date of proposed sale to the public:

             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                      OF THE REGISTRATION STATEMENT

_________________________________________________________________________
*  500  Units registered for primary distribution.
   500 Units registered for resale by Depositor of Units previously sold in primary distribution.
** Estimated solely for the purpose of calculating the registration fee.
_________________________________________________________________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
             Van Kampen American Capital Insured Income Trust,

                                Series 49

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                          Form S-6
Item Number                                   Heading in Prospectus

                I.  Organization and General Information


 1. (a)  Name of trust                )

    (b)  Title of securities issued   )  Prospectus Front Cover Page

 2. Name and address of Depositor     )  Summary of Essential Financial
                                      )  Information
                                      )  Trust Administration

 3. Name and address of Trustee       )  Summary of Essential Financial
                                      )  Information
                                      )  Trust Administration

 4. Name and address of principal     )  Underwriting
      underwriter

 5. Organization of trust             )  The Trust

 6. Execution and termination of      )  The Trust
      Trust Indenture and Agreement   )  Trust Administration

 7. Changes of Name                   )  *

 8. Fiscal year                       )  *

 9. Material Litigation               )  *


                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding     )  The Trust
      trust's securities and rights of)  Insurance on the Bonds
      security holders                )  Tax Status
                                      )  Public Offering
                                      )  Rights of Unitholders
                                      )  Trust Administration

11. Type of securities comprising units) Prospectus Front Cover Page
                                      )  The Trust
                                      )  Trust Portfolios
                                      )  Trust Portfolios

12. Certain information regarding     )  *
      periodic payment certificates   )

13. (a)  Loan, fees, charges and expenses) Prospectus Front Cover
Page
                                      )  Summary of Essential Financial
                                      )  Information
                                      )  Trust Portfolios
                                      )  Annual Unit Income and
                                      )  Estimated Current Returns
                                      )  Trust Operating Expenses
                                      )  Public Offering
                                      )  Rights of Unitholders

    (b)  Certain information regarding)  *
           periodic payment plan      )
           certificates               )

    (c)  Certain percentages          )  Prospectus Front Cover Page
                                      )  Summary of Essential Financial
                                      )  Information
                                      )  Annual Unit Income and
                                      )  Estimated Current Returns
                                      )  Insurance on the Bonds
                                      )  Public Offering
                                      )  Rights of Unitholders

    (d)  Certain other fees, expenses or) Trust Operating
                                          Expenses
           charges payable by holders ) Rights of Unitholders

    (e)  Certain profits to be received) Public Offering
           by depositor, principal    )  Underwriting
           underwriter, trustee or any)  Trust Portfolios
           affiliated persons         )

    (f)  Ratio of annual charges      )  *
           to income                  )

14. Issuance of trust's securities    )  Rights of Unitholders

15. Receipt and handling of payments  ) *
      from purchasers                 )

16. Acquisition and disposition of    )  The Trust
      underlying securities           )  Rights of Unitholders
                                      )  Trust Administration

17. Withdrawal or redemption          )  Rights of Unitholders
                                      )  Trust Administration

18. (a)  Receipt and disposition      )  Prospectus Front Cover Page
           of income                  )  Rights of Unitholders

    (b)  Reinvestment of distributions)  *

    (c)  Reserves or special funds    )  Trust Operating Expenses
                                      )  Rights of Unitholders

    (d)  Schedule of distributions    )  *

19. Records, accounts and reports     )  Rights of Unitholders
                                      )  Trust Administration

20. Certain miscellaneous provisions  ) Trust Administration
      of Trust Agreement              )

21. Loans to security holders         )  *

22. Limitations on liability          )  Trust Portfolios
                                      )  Trust Administration

23. Bonding arrangements              )  *

24. Other material provisions of      )  *
    Trust Indenture Agreement         )


              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor         )  Trust Administration

26. Fees received by Depositor        )  *

27. Business of Depositor             )  Trust Administration

28. Certain information as to         )  *
      officials and affiliated        )
      persons of Depositor            )

29. Companies owning securities       )  *
      of Depositor                    )

30. Controlling persons of Depositor  )  *

31. Compensation of Officers of       )  *
      Depositor                       )

32. Compensation of Directors         )  *

33. Compensation to Employees         )  *

34. Compensation to other persons     )  *


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities)  Public Offering
      by states                       )

36. Suspension of sales of trust's    )  *
      securities                      )

37. Revocation of authority to        )  *
      distribute                      )

38. (a)  Method of distribution       )

    (b)  Underwriting agreements      )  Public Offering

    (c)  Selling agreements           )

39. (a)  Organization of principal    )
           underwriter                )

    (b)  N.A.S.D. membership by       )
           principal underwriter      )

40. Certain fees received by          )  *
      principal underwriter           )

41. (a)  Business of principal        )  Trust Administration
           underwriter                )
    (b)  Branch offices or principal  )  *
           underwriter                )

    (c)  Salesmen or principal        )  *
           underwriter                )

42. Ownership of securities of        )  *
      the trust                       )

43. Certain brokerage commissions     )  *
      received by principal underwriter)

44. (a)  Method of valuation          )  Prospectus Front Cover Page
                                      )  Summary of Essential Financial
                                      )  Information
                                      )  Trust Operating Expenses
                                      )  Public Offering

    (b)  Schedule as to offering price)  *

    (c)  Variation in offering price  )  *
           to certain persons         )

45. Suspension of redemption rights   )  *

46. (a)  Redemption valuation         )  Rights of Unitholders
                                      )  Trust Administration

    (b)  Schedule as to redemption price) *

47. Purchase and sale of interests    )  Public Offering
      in underlying securities        )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of    )  Trust Administration
      Trustee                         )

49. Fees and expenses of Trustee      )  Summary of Essential Financial
                                      )  Information
                                      )  Trust Operating Expenses
50. Trustee's lien                    )  Trust Operating Expenses


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's   )  Cover Page
      securities                      )  Trust Operating Expenses
                                      )  Insurance on the Bonds


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-   )  Trust Administration
           ment with respect to       )
           replacement or elimination )
           portfolio securities       )

    (b)  Transactions involving       )  *
           elimination of underlying  )
           securities                 )

    (c)  Policy regarding substitu-   )  Trust Administration
           tion or elimination of     )
           underlying securities      )

    (d)  Fundamental policy not       )  *
           otherwise covered          )

53. Tax Status of trust               )  Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during         )  *
      last ten years                  )

55.)
56.)  Certain information regarding   )  *
57.)  periodic payment certificates   )
58.)

59. Financial statements (Instructions)  Report of Independent
Certified
    1(c) to Form S-6)                 )  Public Accountants
                                      )  Statements of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required
                Preliminary Prospectus Dated July 26, 1995

                       Van Kampen American Capital
                          Insured Income Trust


1,000 Units                                                  Series 49
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Preliminary Prospectus Dated May 22, 1995

Subject To Completion

May 23, 1995

Van Kampen American Capital

Van Kampen American Capital Insured Income Trust,
Series 46 (Intermediate) and Series 47

The Trust. Van Kampen American Capital Insured Income Trust, Series 46 (Intermediate) ("Series 46") and Series 47 ("Series 47") are two separate and distinct unit investment trusts. Series 46 and Series 47 are collectively referred to herein as the "Trusts". Each Trust initially consists of delivery statements relating to contracts to purchase debt obligations and, thereafter, Series 46 will consist of a $3,065,000 aggregate principal amount portfolio principally comprised of intermediate-term corporate, taxable municipal or government debt obligations and Series 47 will consist of a $9,010,000 aggregate principal amount portfolio principally comprised of long-term corporate, taxable municipal or government debt obligations. Series 46 and Series 47 are comprised of 3,065 and 9,209 Units, respectively.

Attention Foreign Investors. If you are not a United States citizen or resident, your interest income from each Trust may not be subject to Federal withholding taxes if certain conditions are met. See "Tax Status".

Investment Objective of the Trusts. The investment objective of Series 46 is a high level of current income consistent with preservation of capital through a diversified investment in a fixed portfolio principally consisting of intermediate-term corporate and taxable municipal debt securities issued after July 18, 1984 (the "Intermediate-term Obligations"). The investment objective of Series 47 is a high level of current income consistent with preservation of capital through a diversified investment in a fixed portfolio principally consisting of long-term corporate and taxable municipal debt securities issued after July 18, 1984 (the "Long-term Obligations"). The Intermediate-term Obligations and the Long-term Obligations are collectively referred to herein as the "Obligations". See "Investment Objectives and Portfolio Selection". There is no assurance that each Trust will achieve its objective. The payment of interest and the preservation of principal is, of course, dependent upon the continuing ability of the issuers and/or obligors of the Obligations and of the insurer thereof to meet their respective obligations. Units of each Trust are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

The Trust and "AAA"Rating. Insurance guaranteeing the payments of principal and interest, when due, on the Obligations in the portfolio of each Trust has been obtained from an insurance company either by such Trust or by the issuer of the Obligations involved, by a prior owner of the Obligations or by the Sponsor prior to the deposit of such Obligations in the Trust. See "Insurance on the Obligations"on page 13. Insurance obtained by the Trust applies only while the Obligations involved are retained in such Trust while insurance obtained on Preinsured Obligations is effective so long as such Obligations are outstanding. The Trustee, upon the sale of an Obligation insured under an insurance policy obtained by the Trust, has a right to obtain from the insurer involved permanent insurance for such Obligation upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. It should be noted that the insurance, in either case, relates only to the Obligations in the Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Trust have received a rating of "AAA"by Standard & Poor's Ratings Group. Standard & Poor's Ratings Group has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of the Trust or sales by the Trust of Obligations for less than the purchase price paid by the Trust will reduce payment to Unitholders of the interest and principal required to be paid on such Obligations. See "Insurance on the Obligations". No representation is made as to any insurer's ability to meet its commitments.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Obligations in the portfolio and cash, if any, in the Principal Account held or owned by the Trust divided by the number of Units outstanding, plus the applicable sales charge plus accrued interest, if any. For sales charges in the secondary market, see "Public Offering--General". If the Obligations in each Trust were available for direct purchase by investors, the purchase price of the Obligations would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving 100 or more Units. If Units were available for purchase at 8:00 A.M. Central Time on the Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information"for each Trust. See "Public Offering".

Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return and Estimated Long-Term Return to Unitholders were as set forth under "Summary of Essential Financial Information". The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Summary of Essential Financial Information"and under "Estimated Current Return and Estimated Long-Term Return".

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Rights of Unitholders--Change of Distribution Option". The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. The first monthly distribution for Series 46 will be $5.73 per Unit and will be made on July 15, 1995 to Unitholders of record on July 1, 1995. The first monthly distribution for Series 47 will be $6.09 per Unit and will be made on July 15, 1995 to Unitholders of record on July 1, 1995. Record dates for monthly distributions will be the first day of each month and record dates for semi-annual distributions will be the first day of the months indicated under "Per Unit Information"for the applicable Trust. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates. The first distribution of funds from the Principal Account of each Trust, if any, will be made on December 15, 1995 to Unitholders of record on December 1, 1995, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Rights of Unitholders--Distributions of Interest and Principal").

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid price of the Obligations in the portfolios of the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Obligations plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Obligations plus interest accrued to the date of settlement (see "Rights of Unitholders--Redemption of Units"). Neither the bid nor offering prices of the underlying Obligations or of the Units, absent situations in which Obligations are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by the Trust. See "Public Offering--Public Market".

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein, providing the potential benefit of compounding. Foreign investors should note, however, that any interest distributions resulting from such a reinvestment program will be subject to U.S. Federal income taxes, including withholding taxes. See "Rights of Unitholders--Reinvestment Option".

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest of a bond when due, volatile interest rates, early call provisions and general economic conditions. See "Trust Portfolios--Risk Factors".

 VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST, SERIES 46
 (INTERMEDIATE) AND SERIES 47
         Summary of Essential Financial Information
     As of 8:00 A.M. Central Time on the Date of Deposit: May 23, 1995
     Sponsor: Van Kampen American Capital Distributors, Inc.
   Evaluator: American Portfolio Evaluation Services
              (A division of a subsidiary of the Sponsor)
     Trustee: The Bank of New York

                                                                                        Series        Series
General Information                                                                     46            47
Principal Amount (Par Value) of Obligations............................................ $   3,065,000 $   9,010,000
Number of Units .......................................................................         3,065         9,209
Fractional Undivided Interest in the Trust per Unit....................................       1/3,065       1/9,209
Principal Amount (Par Value) of Obligations per Unit <F1>.............................. $    1,000.00 $      978.39
Public Offering Price: ................................................................
 Aggregate Offering Price of Obligations in Portfolio.................................. $   3,041,844 $   8,757,801
 Aggregate Offering Price of Obligations per Unit...................................... $      992.44 $      951.00
 Sales Charge <F2>..................................................................... $       30.69 $       49.00
 Public Offering Price per Unit <F3>................................................... $    1,023.13 $    1,000.00
Redemption Price per Unit.............................................................. $      988.77 $      946.21
Secondary Market Repurchase Price per Unit............................................. $      992.44 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       34.36 $       53.79
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        3.67 $        4.79
Minimum Value of the Trust under which the Trust Agreement may be terminated........... $     613,000 $   1,802,000
Annual Portfolio Insurance Premium..................................................... $         871 $       8,955

Minimum Principal Distribution....... $1.00 per Unit
First Settlement Date................ May 31, 1995
Evaluator's Annual Supervisory Fee... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee.... $0.30 per $1,000 principal amount of Obligations

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

                                                                                      Semi-
Per Unit Information for Series 46 (Intermediate):                       Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     69.35  $    69.35
 Less: Estimated Annual Expense per Unit <F4>.......................... $      2.57  $     2.11
 Less: Annual Premium on Portfolio Insurance per Unit.................. $       .28  $      .28
 Estimated Net Annual Interest Income per Unit......................... $     66.50  $    66.96
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     66.50  $    66.96
 Divided by 12 and 2, respectively..................................... $      5.54  $    33.48
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .18468  $   .18596
Estimated Current Return Based on Public Offering Price <F5><F6><F7>...        6.50%       6.54%
Estimated Long-Term Return <F5><F6><F7>................................        6.55%       6.60%
Estimated Initial Monthly Distribution (July 1995)..................... $      5.73
Estimated Initial Semi-annual Distribution (December 1995).............              $    33.66
Estimated Normal Distribution per Unit <F7>............................ $      5.54  $    33.48

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Obligations, respectively, for those portions of each
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--June and December commencing July 15, 1995

<F1>Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor has elected to follow this format in determining the number of Units for Series 46. The Sponsor on the other hand in determining the number of Units for Series 47 has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Obligations, are as follows: Series 46--3.0% (3.093%); and Series 47--4.9% (5.152%).

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Public Market."

<F4>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Operating Expenses--Miscellaneous
Expenses").

<F5>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge (see "Public
Offering--General").

<F6>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Obligations while the Public Offering Price will vary with changes in the offering price of the underlying Obligations; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Obligations in each Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Obligations and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price. These rates may not reflect the true return to Unitholders which may be lower because of a possible delay in the first payment to Unitholders.

<F7>These figures are based on per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Obligations. The estimated cash flows for each Trust are set forth under "Estimated Cash Flows to Unitholders".

                                                                                      Semi-
Per Unit Information for Series 47:                                      Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     74.29  $    74.29
 Less: Estimated Annual Expense per Unit <F4>.......................... $      2.57  $     2.12
 Less: Annual Premium on Portfolio Insurance per Unit.................. $       .97  $      .97
 Estimated Net Annual Interest Income per Unit......................... $     70.75  $    71.20
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     70.75  $    71.20
 Divided by 12 and 2, respectively..................................... $      5.90  $    35.60
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .19652  $   .19777
Estimated Current Return Based on Public Offering Price <F5><F6><F7>...        7.08%       7.12%
Estimated Long-Term Return <F5><F6><F7>................................        7.07%       7.11%
Estimated Initial Monthly Distribution (July 1995)..................... $      6.09
Estimated Initial Semi-annual Distribution (December 1995).............              $    35.79
Estimated Normal Distribution per Unit <F7>............................ $      5.90  $    35.60

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Obligations, respectively, for those portions of each
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--June and December commencing July 15, 1995

<F1>Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor has elected to follow this format in determining the number of Units for Series 46. The Sponsor on the other hand in determining the number of Units for Series 47 has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Obligations, are as follows: Series 46--3.0% (3.093%); and Series 47--4.9% (5.152%).

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Public Market."

<F4>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Operating Expenses--Miscellaneous
Expenses").

<F5>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge (see "Public
Offering--General").

<F6>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Obligations while the Public Offering Price will vary with changes in the offering price of the underlying Obligations; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Obligations in each Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Obligations and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price. These rates may not reflect the true return to Unitholders which may be lower because of a possible delay in the first payment to Unitholders.

<F7>These figures are based on per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Obligations. The estimated cash flows for each Trust are set forth under "Estimated Cash Flows to Unitholders".

THE TRUSTS

Van Kampen American Capital Insured Income Trust, Series 46 (Intermediate) and Series 47 (the "Trusts") were created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated the Date of Deposit, with Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

Series 46 may be an appropriate medium for investors who desire to participate in a portfolio of intermediate-term taxable fixed income securities issued after July 18, 1984 with greater diversification than they might be able to acquire individually. Series 47 may be an appropriate medium for investors who desire to participate in a portfolio of long-term taxable fixed income securities issued after July 18, 1984 with greater diversification than they might be able to acquire individually. Diversification of each Trust's assets will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of each portfolio see "Trust Portfolios". In addition, securities of the type initially deposited in the portfolio of each Trust are often not available in small amounts and may, in the case of any privately placed securities, be available only to institutional investors.

On the Date of Deposit, the Sponsor deposited with the Trustee the Obligations indicated under "Portfolios"herein, including delivery statements relating to contracts for the purchase of certain such obligations and irrevocable letters of credit issued by a financial institution in the aggregate amount required for such purchases (the "Obligations"). Thereafter, the Trustee, in exchange for the Obligations so deposited, delivered to the Sponsor the certificates evidencing the ownership of 3,065 Units of Series 46 and 9,209 Units of Series
47. Unless otherwise terminated as provided therein, the Trust Agreement for Series 46 will terminate at the end of the calendar year prior to the twentieth anniversary of its execution and the Trust Agreement for Series 47 will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution. All of the Obligations in Series 46 are intermediate-term debt instruments with maturities ranging from 2004 to 2005. All of the Obligations in Series 47 are long-term debt instruments with maturities ranging from 2019 to 2024. The dollar weighted average life of the Obligations in each Trust are 9 years and 27 years, respectively.

Each Unit in Series 46 initially offered represents a 1/3,065 undivided interest in such Trust. Each Unit in Series 47 initially offered represents a 1/9,209 undivided interest in such Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in each Trust represented by each unredeemed Unit will increase, although the actual interest in each Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION

The investment objective of Series 46 is to provide a high level of current income consistent with safety of principal by investing in a professionally selected portfolio principally consisting of intermediate-term corporate, taxable municipal debt or government obligations issued after July 18, 1984. The investment objective of Series 47 is to provide a high level of current income consistent with safety of principal by investing in a professionally selected portfolio principally consisting of long-term corporate, taxable municipal debt or government obligations issued after July 18, 1984.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Obligations in each Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Capital Markets Assurance Corporation ("CapMAC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Obligations, by a prior owner of such Obligations, or by the Sponsor prior to the deposit of such Obligations in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation ("AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2) Financial Guaranty Insurance Company ("Financial Guaranty"), (3) MBIA Insurance Corporation ("MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5) National Union Fire Insurance Company of Pittsburgh, PA ("National Union"), (6) Capital Guaranty Insurance Company ("Capital Guaranty"), (7) CapMAC and/or (8) Financial Security Assurance Inc. ("Financial Security"or "FSA") (collectively, the "Preinsured Obligation Insurers") (see "Insurance on the Obligations"). The Portfolio Insurers and the Preinsured Obligation Insurers are collectively referred to herein as the "Insurers". Insurance obtained by a Trust is effective only while the Obligations thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Obligation insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Obligations insured by the issuer, by a prior owner of such Obligations or by the Sponsor is effective so long as such Obligations are outstanding. Obligations insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Obligation Insurers (the "Preinsured Obligations") are not additionally insured by the Trusts. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by each Trust unless Obligations are in default in payment of principal or interest or in significant risk of such default. See "Public Offering--Offering Price".

In order for Obligations to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's Ratings Group rating of "BBB-"or at least the Moody's Investors Service, Inc. rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Description of Obligation Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the Obligations, when due, is issued by the insurer. A monthly premium is paid by each Trust for the insurance obtained by it. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of an Obligation insured under the insurance policy obtained from the respective Portfolio Insurer by a Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Obligation. Accordingly, any Obligation in a Trust is eligible to be sold on an insured basis. All Obligations insured by a Portfolio Insurer or by a Preinsured Obligation Insurer receive a "AAA"rating by Standard & Poor's Ratings Group. Standard & Poor's Ratings Group describes securities it rates "AAA"as having "the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong."See "Insurance on the Obligations".

In selecting Obligations for the Trusts, the following facts, among others, were considered by the Sponsor: (a) the prices of the Obligations relative to other obligations of comparable quality and maturity, (b) the diversification of Obligations as to purpose of issue and location of issuer, (c) the availability and cost of insurance for the prompt payment of principal and interest on the Obligations and (d) whether the debt obligations were issued after July 18, 1984.

TRUST PORTFOLIOS

Portfolios. Series 46 (Intermediate) consists of 9 issues, three of which have been issued by public utilities, four of which have been issued by municipalities, one of which has been issued by a Canadian municipality and one of which is a U.S. Treasury bond. Series 47 consists of 11 issues, six of which have been issued by public utilities, three of which have been issued by municipalities, one of which has been issued by a Canadian municipality and one of which is a U.S. Treasury bond.

Risk Factors. Public Utility Issues. Approximately 37% and 53% of the aggregate principal amount of the Obligations in Series 46 and Series 47, respectively, are obligations of public utility issuers. In view of this an investment in the Trusts should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Obligations in the portfolios to make payments of principal and/or interest on such Obligations.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. Also, changes in certain accounting standards currently under consideration by the Financial Accounting Standards Board could cause significant write-downs of assets and reductions in earnings for many investor-owned utilities. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Certain of the issuers of the Obligations in the Trusts may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remains present through to completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Other general problems of the gas, water, telephone and electric utility industry (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any utility bonds in the Trusts to make payments due on these bonds.

In view of the pending investigations and the other uncertainties discussed above, there can be no assurance that any company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or of the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on the financial condition or the results of operations of a company's ability to make interest and principal payments on its outstanding debt.

Taxable Municipal Issues. Approximately 60% and 44% of the aggregate principal amount of the Obligations in Series 46 and Series 47, respectively, may be taxable obligations of municipal issuers. In view of this an investment in the Trusts should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Obligations of municipal issuers can be either general obligations of a government entity that are backed by the taxing power of such entity or revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes.

General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors, including an erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the entity's control.

As a result of the current recession's adverse impact upon both their revenues and expenditures, as well as other factors, many state and local governments are confronting deficits and potential deficits which are the most severe in recent years. Many issuers are facing highly difficult choices about significant tax increases or spending reductions in order to restore budgetary balance. Failure to implement these actions on a timely basis could force the issuers to depend upon market access to finance deficits or cash flow needs.

In addition, certain of the Obligations in the Trusts may be obligations of issuers who rely in whole or in part on ad valorem real property taxes as a source of revenue. Recently, certain proposals, in the form of state legislative proposals or voter initiatives, to limit ad valorem real property taxes have been introduced in various states.

Revenue bonds, on the other hand, are payable only from revenues derived from a particular facility or class of facilities, or, in some cases, from the proceeds of a special excise tax or other special revenue source. The ability of an issuer of revenue bonds to make payments of principal and/or interest on such bonds is primarily dependent upon the success or failure of the facility or class of facilities involved or whether the revenues received from an excise tax or other special revenue source are sufficient to meet obligations.

Typically, interest income received from municipal issues is exempt from Federal income taxation under Section 103 of the Internal Revenue Code of 1986, as amended (the "Code") and therefore is not includible in the gross income of the owners thereof. However, interest income received for taxable municipal obligations is not exempt from Federal income taxation under Section 103 of the Code. Thus, owners of taxable municipal obligations generally must include interest on such obligations in gross income for Federal income tax purposes and treat such interest as ordinary income.

Certain of the Obligations in the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain of the Obligations in the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Trust; however, because of the insurance obtained by the Trust, the "AAA"rating of the Units of each of the Trust would not be affected.

Approximately 3% and 3% of the Obligations in Series 46 and Series 47, respectively, are "zero coupon"U.S. Treasury bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Replacement Obligations. Because certain of the Obligations in the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that each Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Obligation. In the event of a failure to deliver any Obligation that has been purchased for each Trust under a contract, including those securities purchased on a "when, as and if issued"basis ("Failed Obligations"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Obligations") to make up the original corpus of the affected Trust.

The Replacement Obligations must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Obligations. The Replacement Obligations shall (i) in the case of Series 46, be intermediate-term corporate or taxable municipal bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Obligations having no warrants or subscription privileges attached, and in the case of Series 47, be long-term corporate or taxable municipal bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Obligations having no warrants or subscription privileges attached; (ii) be payable in United States currency; (iii) not be when, as and if issued obligations or restricted securities; (iv) be issued after July 18, 1984 if interest thereon is United States source income; (v) be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the substitute Obligations; (vi) not cause the Units of the Trusts to cease to be rated AAA by Standard & Poor's Ratings Group; and (vii) be eligible for (and when acquired be insured under) the insurance obtained by the Trust. Whenever a Replacement Obligation has been acquired for either Trust, the Trustee shall, within five days thereafter, notify all Unitholders of such Trust of the acquisition of the Replacement Obligation and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Obligation exceeded the cost of the Replacement Obligation plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Obligations in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Obligations to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Obligations to the date the Failed Obligations are removed from the Trust) attributable to such Failed Obligations not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Obligation should not be acquired by a Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return and the Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Redemption of Obligations. Certain of the Obligations in the Trusts are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Obligations are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions and it may also offset the current return on Units of the Trust involved. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Obligations or may require the mandatory redemption of Obligations include, among others: the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Obligations were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Obligations were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Obligations were used uneconomical; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Obligations were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Obligations are issued on the issuer of the Obligations or the user of the proceeds of the Obligations; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Obligations; an overestimate of the costs of the project to be financed with the proceeds of the Obligations resulting in excess proceeds of the Obligations which may be applied to redeem Obligations; or an underestimate of a source of funds securing the Obligations resulting in excess funds which may be applied to redeem Obligations. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Obligations. See "Portfolios"for each Trust and footnote (3) in "Notes to Portfolios".

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

As of the opening of business on the Date of Deposit, the Estimated Current Returns and the Estimated Long-Term Returns under the monthly and semi-annual distribution plans were those indicated in the "Summary of Essential Financial Information"for each Trust. The Estimated Current Returns are calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Obligations while the Public Offering Price will vary with changes in the offering price of the underlying Obligations; therefore, there is no assurance that the present Estimated Current Returns will be realized in the future. Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Obligations in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Obligations and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Returns will be realized in the future. Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of Estimated Long-Term Returns reflects the estimated date and amount of principal returned while Estimated Current Returns calculations include only Net Annual Interest Income and Public Offering Price. These rates may not reflect the true return to Unitholders which may be lower because of a possible delay in the first payment to Unitholders.

In order to acquire certain of the Obligations contracted for by the Sponsor for deposit in the Trusts, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Obligations amounts covering accrued interest on such Obligations which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Obligations with respect to which such payments may have been made.

TRUST OPERATING EXPENSES

Initial Costs. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial fees for evaluations and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trusts.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is a wholly-owned subsidiary of the Sponsor (the "Evaluator"), will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Financial Information", for providing portfolio supervisory services for each Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 and subsequent series of Van Kampen Merritt Insured Income Trust or its successor trusts (Van Kampen American Capital Insured Income Trust) in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information"(which is based on the outstanding principal amount of obligations on January 1 of each year) for regularly evaluating the Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter"in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Obligations as described under "Public Offering-- Sponsor and Underwriter Compensation".

Trustee's Fee. For its services, the Trustee will receive a fee based on the aggregate outstanding principal amount of Obligations in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Summary of Essential Financial Information."Such fee will be computed at $.51 and $.91 per $1,000 principal amount, respectively, for those portions of each Trust representing semi-annual and monthly distribution plans. Based on the size of each Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fee for ordinary recurring services would initially amount to $1,563 and $4,595 for Series 46 and Series 47, respectively. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fee would initially amount to $2,789 and $8,199 for Series 46 and Series 47, respectively. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter"in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided"and "Trust Administration".

Insurance Premiums. The cost of the portfolio insurance obtained by each Trust is $871 and $8,955 per annum for Series 46 and Series 47, respectively, so long as each Trust retains the Obligations. Premiums, which are Trust expenses, are payable monthly by the Trustee on behalf of each Trust. As Obligations in the portfolios are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Obligations no longer owned by and held in such Trust. If the Trustee exercises the right to obtain Permanent Insurance, the premium payable for such Permanent Insurance will be paid solely from the proceeds of the sale of the related Obligations. The premiums for such Permanent Insurance with respect to each Obligation will decline over the life of the Obligation.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Trusts, the Trustee has the power to sell Obligations to pay such amounts.

INSURANCE ON THE OBLIGATIONS

Insurance has been obtained by each Trust guaranteeing prompt payment of interest and principal, when due (as more fully described below), in respect of all the Obligations in the Trusts (except for issues for which insurance has been obtained by the issuer of the Obligations). See "Investment Objectives and Portfolio Selection". Each insurance policy obtained by each Trust is non-cancellable and will continue in force so long as such Trust is in existence, the Portfolio Insurer involved is still in business and the Obligations described in such policy continue to be held by such Trust (see "Portfolios"). Non-payment of premiums on a policy obtained by the Trust will not result in the cancellation of insurance but will force the Portfolio Insurer involved to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from the Trust. Premium rates for each issue of Obligations protected by the policy obtained by the Trust are fixed for the life of the Trust. The premium for any insurance policy or policies obtained by an issuer of Obligations has been paid in advance by such issuer and any such policy or policies are non-cancellable and will continue in force so long as the Obligations so insured are outstanding and the Portfolio Insurer involved remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned Trust insurance guarantees the timely payment of principal and interest on the Obligations as they fall due. For the purposes of the Portfolio Insurance, "when due"generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of an Obligation defaults in the payment of principal or interest on such Obligation, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Obligation is accelerated, the Portfolio Insurer involved has the option, in its sole discretion, for a limited period of time after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Obligation plus accrued interest to the date of such payment and thereby retire the Obligation from a Trust prior to such Obligation's stated maturity date. The insurance does not guarantee the market value of the Obligations or the value of the Units. Insurance obtained by a Trust is only effective as to Obligations owned by and held in such Trust. In the event of a sale of any such Obligation by the Trustee, such insurance terminates as to such Obligation on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of an Obligation covered under a portfolio insurance policy obtained by each Trust, has the right to obtain permanent insurance with respect to such Obligation (i.e., insurance to maturity of the Obligations regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. Accordingly, any Obligation in the Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the Trust would receive net proceeds (sale of Obligation proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Obligations were sold on an uninsured basis.The insurance premium with respect to each Obligation eligible for Permanent Insurance would be determined based upon the insurability of each Obligation as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Obligation.

The Sponsor believes that the Permanent Insurance option provides an advantage to a Trust in that each Obligation insured by a Trust insurance policy may be sold out of the Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Obligation so sold (which is not the case in connection with any value attributable to such Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Obligation upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event the Trust were to be comprised of a substantial percentage of Obligations in default or significant risk of default, it is much less likely that the Trust would need at some point in time to seek a suspension of redemptions of Units than if the Trust were to have no such option (see "Rights of Unitholders--Right of Redemption") and (b) at the time of termination of the Trust, if the Trust were holding defaulted Obligations or Obligations in significant risk of default, the Trust would not need to hold such Obligations until their respective maturities in order to realize the benefits of the Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

Except as indicated below, insurance obtained by a Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Obligations covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be equal to the difference between
(i) the market value of an Obligation which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Obligations not covered by Permanent Insurance. See "Public Offering--Offering Price"herein for a more complete description of the Trust's method of valuing defaulted Obligations which have a significant risk of default.

The portfolio insurance policies obtained by each Trust were issued by either AMBAC Indemnity or CapMAC. The other policy (or commitment therefor) obtained by an Obligation issuer was issued by AMBAC Indemnity. See "Investment Objectives and Portfolio Selection".

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa"by Moody's Investors Service, Inc. ("Moody's"), "AAA"by Standard & Poor's Ratings Group ("Standard & Poor's"), "AAA"by Duff & Phelps Credit Rating Co. ("Duff & Phelps") and "AAA"by Nippon Investors Service Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. Neither Holdings nor any of its stockholders is obligated to pay any claims under any policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As at December 31, 1994 and 1993, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $170 million and $168 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

AMBAC Indemnity Corporation ("AMBAC Indemnity") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $1,988,000,000 (unaudited) and statutory capital of approximately $1,148,000,000 (unaudited) as of March 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's Ratings Group have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia and the Commonwealth of Puerto Rico. As of September 30, 1994 MBIA had admitted assets of $3.3 billion (unaudited), total liabilities of $2.2 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa"and short-term loans "MIG 1,"both designated to be of the highest quality.

Standard & Poor's Ratings Group rates all new issues insured by MBIA "AAA"Prime Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's Ratings Group rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Obligations. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Obligations and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Obligations.

Financial Guaranty Insurance Company ("Financial Guaranty"or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of December 31, 1994, the total capital and surplus of Financial Guaranty was approximately $893,700,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance Inc. ("Financial Security"or "FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by US WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither US WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993 the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa"by Moody's Investors Service, Inc., and "AAA"by Standard & Poor's Ratings Group, Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty") is a "Aaa/AAA"rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A"by both Moody's and Standard & Poor's.

As of December 31, 1994, Capital Guaranty had more than $15.7 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $196,529,000, and the total admitted assets were $303,723,316 as reported to the Insurance Department of the State of Maryland as of December 31, 1994. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

Because the Obligations are insured by CapMAC, MBIA or AMBAC Indemnity as to the timely payment of principal and interest, when due (as more fully described above), and on the basis of the various reinsurance agreements in effect, Standard & Poor's Ratings Group has assigned to the Units of each Trust its "AAA"investment rating. See "Investment Objectives and Portfolio Selection". The obtaining of this rating by each Trust should not be construed as an approval of the offering of the Units by Standard & Poor's Ratings Group or as a guarantee of the market value of the Trusts or of the Units.

On the date of this Prospectus, the Estimated Current Return on the Obligations in Series 46 and Series 47 portfolios were 6.50% and 7.08% based on the monthly plan of distribution, after payment of the insurance premiums payable by each Trust, while the Estimated Long-Term Return on the Obligations in each Trust's portfolio were 6.55% and 7.07%, respectively. The Estimated Current Return on an identical portfolio without the insurance obtained by the Trusts would have been 6.53% and 7.17%, respectively, based on the monthly distribution plan on such date, while the Estimated Long-Term Return on identical portfolios without the insurance obtained by the Trusts would have been 6.58% and 7.16%, respectively.

An objective of portfolio insurance obtained by the Trusts is to obtain a higher yield on each Trust portfolio than would be available if all the Obligations in such portfolio had Standard & Poor's Ratings Group "AAA"rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due (as more fully described above), on the Obligations. There is, of course, no certainty that this result will be achieved.

In the event of nonpayment of interest or principal, when due (as more fully described above), in respect of an Obligation, the appropriate Insurer shall make such payment within 30 days after it has been notified that such nonpayment has occurred. The appropriate Insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof.

The information relating to the Insurers has been furnished by the respective Insurers. The financial information with respect to the Insurers appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TAX STATUS

For purposes of the following discussions and opinions, it is assumed that interest on each of the Obligations (including the taxable municipal bonds, if any) is included in gross income for Federal income tax purposes. In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

Each Trust is not an association taxable as a corporation for United States Federal income tax purposes.

Each Unitholder will be considered the owner of a pro rata portion of each of a Trust's assets for Federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"). Each Unitholder will be considered to have received his pro rata share of income derived from each such asset when such income is received by each Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Obligations held by a Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

Each Unitholder will have a taxable event when an Obligation of a Trust is disposed of (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. The cost of the Units to a Unitholder on the date such Units are purchased is allocated among the Obligations held in a Trust (in accordance with the proportion of the fair market values of such Obligations) in order to determine his tax basis for his pro rata portion in each Obligation. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Obligations delivered after the date the Unitholders pay for their Units and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Obligations (whether by sale, exchange, payment on majority, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Obligation which was issued with original issue discount (including the Treasury Bonds) must be increased by the amount of accrued original issue discount and the basis of each Unit and of each Obligation which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. The Treasury Bonds held by a Trust are treated as bonds that were originally issued at an original issue discount provided, pursuant to a Treasury Regulation (the "Regulation") issued on December 28, 1992, that the amount of original issue discount determined under Section 1286 of the Code is not less than a "de minimis"amount as determined thereunder (as discussed below under "Original Issue Discount"). Because the Treasury Bonds represent interests in "stripped"bonds, a Unitholder's initial cost for his pro rata portion of each Treasury Bond held by a Trust (determined at the time he acquires his Units, in the manner described above) shall be treated as its "purchase price"by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Bonds held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis"amount as determined under the Regulation. To the extent the amount of such discount is less than the respective "de minimis"amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury Bonds, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him, subject to the following limitation. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Temporary regulations have been issued which require Unitholders to treat certain expenses of the Trusts as miscellaneous itemized deductions subject to this limitation.

Acquisition Premium. If a Unitholder's tax basis of his pro rata portion in any Obligations held by a Trust exceeds the amount payable by the issuer of the Obligation with respect to such pro rata interest upon the maturity of the Obligation, such excess would be considered "acquisition premium"which may be amortized by the Unitholder at the Unitholder's election as provided in
Section 171 of the Code. Unitholders should consult their tax advisors regarding whether such election should be made and the manner of amortizing acquisition premium.

Original Issue Discount. Certain of the Obligations of the Trusts may have been acquired with "original issue discount."In the case of any Obligations of a Trust acquired with "original issue discount"that exceeds a "de minimis"amount as specified in the Code or in the case of the Treasury Bonds as specified in the Regulation, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Obligations are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Obligations. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Obligation by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unitholder if the tax basis of his pro rata portion of an Obligation issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

It is possible that a Corporate Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation"within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

Market Discount. If a Unitholder's tax basis in his pro rata portion of Obligations is less than the allocable portion of such Obligation's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis"as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. The market discount rules do not apply to Treasury Bonds because they are stripped debt instruments subject to special original issue discount rules as discussed above. Unitholders should consult their tax advisors as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Obligations, on the sale, maturity or disposition of such Obligations by a Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

Computation of the Unitholder's Tax Basis. The tax basis of a Unitholder with respect to his interest in an Obligation is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Obligations held by the Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized acquisition premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

Recognition of Taxable Gain or Loss Upon Disposition of Obligations by the Trusts or Disposition of Units. A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in an Obligation is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor. Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount,"and any loss will, under current law, generally be capital gain or loss except in the case of a dealer or financial institution. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Obligation deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of an Obligation by a Trust or the disposition of Units by a Unitholder will be short-term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long-term. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28 percent. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The tax cost reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

"The Revenue Reconciliation Act of 1993"(the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that characterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions"effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Obligations represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

Foreign Investors. A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States Federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Obligation or the sale of his Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) either (a) the interest is not from sources within the United States or (b) the interest is United States source income (which is the case for most securities issued by United States issuers), the Obligation is issued after July 18, 1984 (which is the case for each Obligation held by the Trust), the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Obligation and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Obligation, (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

It should be noted that the Tax Act includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest."The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

General. Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder will be subject to back-up withholding.

In the opinion of Tanner Propp & Farber, special counsel to the Trusts for New York tax matters, each Trust is not an association taxable as a corporation and the income of such Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to United States Federal and New York State and City income taxes; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

ACCRUED INTEREST

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trusts accrue such interest daily. Because of this, each Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the applicable Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders--Distributions of Interest and Principal".

Because of the varying interest payment dates of the Obligations, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Obligations in each Trust and includes a sales charge of 3.0% of the Public Offering Price (3.093% of the aggregate offering price of the Obligations) for Series 46 and 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Obligations) for Series 47. However, the sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

Aggregate Number of Units PurchasedDollar Amount of Sales
                       Charge Reduction Per Unit
                       Series 46Series 47
100-249 Units          $4.00    $4.00
250-499 Units          $6.00    $6.00
500-999 Units          $9.00    $14.00
1,000 or more Units    $11.00   $19.00

In the secondary market, Units are offered at the Public Offering Price which is based on the bid prices of all the Obligations and includes a sales charge determined in accordance with the table set forth below and is based upon the dollar weighted average maturity of each Trust, plus accrued interest. For purposes of computation, Obligations will be deemed to mature on their expressed maturity dates unless: (a) the Obligations have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Obligations are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charges rates will be applied to the Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedule:

      Sales Charge             Sales Charge
Years To Maturity           Years To Maturity
1        1.523%  9              4.712%
2        2.041   10             4.932
3        2.564   11             4.932
4        3.199   12             4.932
5        3.842   13             5.374
6        4.058   14             5.374
7        4.275   15             5.374
8        4.493   16 to 30       6.045

The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Obligations in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Obligations with 15 years to maturity would be 5.10%.

Employees of Van Kampen American Capital Distributors, Inc. and its subsidiaries may purchase Units of the Trusts at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling Underwriters may purchase Units of the Trusts at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trusts at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the date preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Unit Distribution"below) by
(1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee"charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information"in accordance with fluctuations in the prices of the underlying Obligations in each Trust.

As indicated above, the price of the Units as of 8:00 A.M. Central time or the opening of business on the date the Obligations were deposited in each Trust was determined by adding to the determination of the aggregate offering price of the Obligations an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Obligations and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting profit equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of 8:00 A.M. Central time or the opening of business on the Date of Deposit was made on the basis of an evaluation of the Obligations in each Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Except on the Date of Deposit during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Obligations as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Obligations in each Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Obligations and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross underwriting profit equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment will be made by the Evaluator as of 4:00 P.M. Eastern time on days on which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

The aggregate price of the Obligations in each Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (a) on the basis of current market prices for the Obligations obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust; (b) if such prices are not available for any particular Obligations, on the basis of current market prices for comparable bonds; (c) by causing the value of the Obligations to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Unless the Obligations are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by the Trusts.

The Evaluator will consider in its evaluation of Obligations which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Obligations") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Obligations assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Obligations not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the Portfolio Insurer involved to meet its commitments under the Trust's insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Obligations and the insurance obtained by the Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by the Trusts as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Obligations plus the applicable sales charge and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Obligations in the Trust plus the applicable sales charge plus accrued interest. The offering price of Obligations in each Trust may be expected to range from .35%-1% more than the bid price of such Obligations. On the Date of Deposit, the offering side evaluation of the Obligations in the Trusts were higher than the bid side evaluation of such Obligations by the amount indicated under footnote (5) in "Notes to Portfolios".

Although payment is normally made five business days following the order for purchase, payment may be made prior thereto. However, delivery of certificates representing Units so ordered will be made five business days following such order or shortly thereafter. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above under "Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary Public Offering Price in the manner described.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of (a) for Series 46 of $20.00 per Unit for less than 100 Units, $22.00 per Unit for any single transaction of 100 to 249 Units, $21.50 per Unit for any single transaction of 250 to 499 Units, $24.50 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units, and (b) for Series 47 of $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Public Offering--General". Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Trusts; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of Federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "General"above) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 4% of the Public Offering Price per Unit.

To facilitate the handling of transactions during the initial offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

Sponsor and Underwriter Compensation. The Underwriters through the initial or primary distribution of Units will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Offering Price", less any reduced sales charge for quantity purchases as described under "General"above.

The Sponsor will receive from the Underwriters the excess of such gross sales commission over $22.00 and $35.00 per Unit of Series 46 and Series 47, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of Series 46 the Underwriters will receive from the Sponsor commissions totalling $23.00 per Unit for any single transaction of 100 to 249 Units, $23.00 per Unit for any single transaction of 250 to 499 Units, $24.75 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of Series 47 the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. See "Public Offering--General". Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Obligations by the Sponsor and the cost of such Obligations to each Trust (which is based on the determination of the aggregate offering price of the Obligations in such Trust on the Date of Deposit as prepared by Interactive Data Services, Inc.). See "Underwriting"and "Portfolio". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Obligations deposited in a Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of any underwriting syndicates from which any of the Obligations in the portfolio of either Trust were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Obligations in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commission that are available to the Underwriter.

As stated under "Public Market"below, the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Trusts. In so maintaining a market, the Sponsor or any such Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Obligations in each Trust and includes a sales charge). In addition, the Sponsor or any such Underwriters will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. During the initial public offering period, the Sponsor and/or certain of the other Underwriters intend to offer to purchase Units at a price based on the aggregate offering price per Unit of the Obligations in each Trust and the amount of accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Obligations in the portfolio of each Trust plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the other Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Obligations in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Obligations in a Trust are expected to be less than the related aggregate offering prices. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

RIGHTS OF UNITHOLDERS

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Interest and Principal. Interest received by a Trust, including that part of the proceeds of any disposition of Obligations which represents accrued interest and including any insurance proceeds representing interest due on defaulted Obligations, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. Interest received by a Trust after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price") will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the month) who are entitled to distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed on the date indicated under "Distribution Options"on page 2, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Obligations after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by a Trust at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuation in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after purchase, under the applicable plan of distribution. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of each Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Obligations and redemption of Units by the Trustee.

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Reinvestment Option. Unitholders of the Trusts may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any of the mutual funds listed under "Trust Administration--Sponsor"which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, IL 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the Van Kampen Merritt Money Market Fund, the Van Kampen Merritt Tax Free Money Fund, the Van Kampen Merritt Florida Insured Tax Free Income Fund, the Van Kampen Merritt New Jersey Tax Free Income Fund, or the Van Kampen Merritt New York Tax Free Income Fund, in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributors, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of the Obligations), deductions for applicable taxes and for fees and expenses of the Trust (including insurance costs), for purchases of Replacement Obligations and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Obligations and the net proceeds received therefrom (excluding any portion representing accrued interest and the premium and any expenses related thereto attributable to the exercise of the right to obtain Permanent Insurance), the amount paid for purchases of Replacement Obligations and for redemptions of Units, if any, deductions for payment of applicable taxes, fees and expenses of the Trust and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Obligations held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Obligations in a Trust furnished to it by the Evaluator.

Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the seventh calendar day following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the trustee of such tender of Units. The "date of tender"is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding"in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Obligations of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Obligations in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Obligations, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit, the Public Offering Price per Unit (which is based on the offering prices of the Obligations in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Obligations in such Trust) by the amount shown under "Summary of Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in such Trust or monies in the process of being collected, (ii) the value of the Obligations in such Trust based on the bid prices of the Obligations, except for those cases in which the value of insurance has been included and (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Obligations in each Trust by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained by the Trust on the Obligations in such Trust unless such Obligations are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Trusts, see "Public Offering--Offering Price".

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Obligations represented by the Units so redeemed. As stated above, the Trustee may sell Obligations to cover redemptions. When Obligations are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Obligations would not otherwise be sold and might result in lower prices than might otherwise be realized. Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee upon the sale of an Obligation has the right to obtain permanent insurance for such Obligation upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Obligation. Accordingly, any Obligation may be sold on an insured basis.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Obligations in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

TRUST ADMINISTRATION

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Obligations designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Obligations, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. To the extent that Obligations are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Obligations are retained in the portfolio in order to preserve the related insurance protection applicable to said Obligations, the overall quality of the Obligations remaining in a Trust's portfolio will tend to diminish. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Obligations in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Obligations to issue new obligations in exchange or substitution for any Obligation pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Obligation or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Obligation in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Obligations originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Obligations, the Trustee is required to give notice thereof to each Unitholder, identifying the Obligations eliminated and the Obligations substituted therefor. Except as stated herein and under "Trust Portfolio--Replacement Obligations"regarding the substitution of Replacement Obligations for Failed Obligations, the acquisition by the Trust of any obligations other than the Obligations initially deposited is not permitted.

If any default in the payment of principal or interest on any Obligation occurs and no provision for payment is made therefor either pursuant to the portfolio insurance, or otherwise, within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Obligation within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Obligation and not be liable for any depreciation or loss thereby incurred.

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement, may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of obligations either in addition to or in substitution for any of the Obligations initially deposited in the Trust, except for the substitution of certain refunding obligations for such Obligations. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders representing 51% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information".

A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the initial principal amount of the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

The Trust Agreement provides that the Trust shall terminate upon the redemption, sale or other disposition of the last Obligation held in the Trust, but in no event shall it continue beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of Series 46 or beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of Series 47. In the event of termination of either Trust, written notice thereof will be sent by the Trustee to each Unitholder of the Trust at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any Obligations then held in the Trust and shall deduct from the funds of the Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Obligations in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Obligations represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or negligence (gross negligence in the case of the Sponsor) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Obligations. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Obligations or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1994 the total stockholders' equity of Van Kampen Merritt Inc. was $117,357,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Income Trust or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of March 31, 1995, the Sponsor and its affiliates managed or supervised approximately $51.7 billion of investment products, of which over $24.7 billion is invested in municipal securities. The Sponsor and its affiliates managed $38.9 billion of assets, consisting of $20.3 billion for 42 open end mutual funds, $9.4 billion for 38 closed-end funds and $5.6 billion for 82 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over one million retail investor accounts, opened through retail distribution firms. Van Kampen American Capital Distributors, Inc. is the sponsor of the various series of the trusts listed below. Some of the mutual funds and closed-end funds for which Van Kampen American Capital Distributors, Inc. acts as distributor are also listed. Only those mutual funds available for reinvestment under the Reinvestment Option to Unitholders of unit investment trusts are listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

Name of Trust                                                     Trust Investment Objective
Insured Municipals Income Trust.................................. Tax-exempt income by investing in insured municipal securities
California Insured Municipals Income Trust....................... Double tax-exemption for California residents by investing in insured California municipal securities
New York Insured Municipals Income Trust......................... Double and in certain cases triple tax-exemption for New York residents by investing in insured New York municipal securities
Pennsylvania Insured Municipals Income Trust..................... Double and in certain cases triple tax-exemption for Pennsylvania residents by investing in insured Pennsylvania municipal
                                                                  securities
Insured Municipals Income Trust, Insured Multi-Series............ Tax-exempt income by investing in insured municipal securities;
(Premium Bond Series, National, Limited Maturity, Intermediate,   all issuers of bonds in a state trust are located in such state
Short Intermediate, Discount, Alabama, Arizona, Arkansas,         or in territories or possessions of the United States--
California, California Intermediate, California Intermediate      providing exemptions from all state income tax for residents of
Laddered Maturity, California Premium, Colorado, Connecticut,     such state (except for the Oklahoma IM-IT Trust where a portion
Florida, Florida Intermediate, Florida Intermediate Laddered      of the income of the Trust may be subject to the Oklahoma state
Maturity,  Georgia, Louisiana, Massachusetts, Massachusetts       income tax)
Premium, Michigan, Michigan Intermediate, Michigan Intermediate
Laddered Maturity, Michigan Premium, Minnesota, Missouri,
Missouri Intermediate Laddered Maturity, Missouri Premium,
New Jersey, New Jersey Intermediate Laddered Maturity,
New Mexico, New York, New York Intermediate, New York
Intermediate Laddered Maturity, New York Limited Maturity,
Ohio, Ohio Intermediate, Ohio Intermediate Laddered Maturity,
Ohio Premium, Oklahoma, Pennsylvania, Pennsylvania Intermediate,
Pennsylvania Intermediate Laddered Maturity, Pennsylvania
Premium, Tennessee, Texas, Texas Intermediate Laddered
Maturity, Washington, West Virginia
Insured Tax Free Bond Trust...................................... Tax-exempt income by investing in insured municipal securities
Insured Tax Free Bond Trust, Insured Multi-Series................ Tax-exempt income by investing in insured municipal securities;
(National, Limited Maturity, New York)                            all issuers of bonds in a state trust are located in such state--
                                                                  providing exemptions from state income tax for residents
                                                                  of such state
Investors' Quality Tax-Exempt Trust.............................. Tax-exempt income by investing in municipal securities
Investors' Quality Tax-Exempt Trust, Multi-Series ............... Tax-exempt income by investing in municipal securities; all
(National, National AMT, Intermediate, Alabama, Arizona,          issuers of bonds in a state trust are located in such state or in
Arkansas, California, Colorado, Connecticut, Delaware,            territories or possessions of the United States--providing
Florida, Georgia, Hawaii, Kansas, Kentucky, Maine, Maryland,      exemptions from state income tax for residents of such state
Massachusetts, Michigan, Minnesota, Missouri, Nebraska,
New Jersey, New York, North Carolina, Ohio, Oregon,
Pennsylvania, South Carolina, Virginia)
Investors' Quality Municipals Trust, AMT Series.................. Tax-exempt income for investors not subject to the alternative minimum tax by investing in municipal securities, some or all of which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust................................ Taxable income by investing in corporate bonds
Investors' Governmental Securities--Income Trust................. Taxable income by investing in government-backed GNMA securities
Van Kampen Merritt International Bond Income Trust............... High current income through an investment in a diversified portfolio of foreign currency denominated corporate debt
                                                                  obligations
Van Kampen Merritt Insured Income Trust.......................... High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of insured, long-term or intermediate-term corporate debt securities
Van Kampen American Capital Insured Income Trust................. High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of insured, long-term or intermediate-term corporate debt securities
Van Kampen Merritt Utility Income Trust.......................... High dividend income and capital appreciation by investing in common stock of electric utilities
Van Kampen Merritt Select Equity Trust........................... Provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock
                                                                  Exchange listed equity securities which are components of
                                                                  the Dow Jones Industrial Average*
Van Kampen Merritt Select Equity and Treasury Trust.............. Protect Unitholders' capital and provide the potential for capital appreciation and income by investing a portion of
                                                                  its portfolio in "zero coupon"U.S. Treasury obligations and the remainder of the trust's portfolio in actively traded,
                                                                  New York Stock Exchange listed equity securities which
                                                                  at the time of the creation of the trust were components
                                                                  of the Dow Jones Industrial Average*
Van Kampen Merritt Blue Chip Opportunity Trust................... Provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock
                                                                  Exchange listed equity securities which are components of the
                                                                  Dow Jones Industrial Average*
Van Kampen Merritt Blue Chip Opportunity and Treasury Trust ..... Protect Unitholders' capital and provide the potential for capital appreciation and income by investing a portion of its capital in "zero coupon"U.S. Treasury obligations and
                                                                  the remainder of the trust's portfolio in actively traded,
                                                                  New York Stock Exchange listed equity securities which at
                                                                  the time of the creation of the trust were components of the
                                                                  Dow Jones Industrial Average*
Van Kampen Merritt Emerging Markets Income Trust................. High current income consistent with preservation of capital through a diversified investment in a fixed portfolio primarily consisting of Brady Bonds of emerging market countries that have restructured sovereign debt pursuant to the framework of the Brady Plan
Van Kampen Merritt Global Telecommunications Trust............... Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by
                                                                  investing in a portfolio of equity securities which provide equipment for or services to the telecommunications industry
Van Kampen Merritt Global Energy Trust........................... Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by the energy industry investing in a portfolio of equity securities diversified within the energy industry
Strategic Ten Trust.............................................. Provide an above average total return through a combination of
(United States, United Kingdom, and Hong Kong Portfolios)         potential capital appreciation and dividend income, consistent with preservation of invested capital, by investing in a portfolio of common stocks of the ten companies in a recognized stock exchange index having the highest dividend yields
Van Kampen Merritt Brand Name Equity Trust....................... Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by
                                                                  investing in a portfolio of equity securities diversified within the non-durable consumer products industry
____________________
*The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not
granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.

Name of Mutual Fund                                        Fund Investment Objective
Van Kampen Merritt U.S. Government Fund................... High current income by investing in U.S. Government securities
Van Kampen Merritt Insured Tax Free Income Fund........... High current income exempt from Federal income taxes by investing in insured municipal securities
Van Kampen Merritt Municipal Income Fund.................. High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Tax Free High Income Fund.............. High current income exempt from Federal income taxes by investing in medium and lower grade municipal securities
Van Kampen Merritt California Insured Tax Free Fund....... High current income exempt from Federal and California income taxes by investing in insured California municipal securities
Van Kampen Merritt High Yield Fund........................ Provide a high level of current income by investing in medium and lower grade domestic and foreign
                                                           government and corporate debt securities. The Fund will
                                                           seek capital appreciation as a secondary objective
Van Kampen Merritt Growth and Income Fund................. Long-term growth of both capital and dividend income by investing in dividend paying common stocks
Van Kampen Merritt Pennsylvania Tax Free Income Fund...... High current income exempt from Federal and
                                                           Pennsylvania state and local income taxes by investing in
                                                           medium and lower grade Pennsylvania municipal securities
Van Kampen Merritt Money Market Fund...................... High current income by investing in a broad range of money market instruments that will mature within twelve months
Van Kampen Merritt Tax Free Money Fund.................... High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve months
Van Kampen Merritt Short-Term Global Income Fund.......... High current income by investing in a global portfolio of high quality debt securities denominated in various currencies
                                                           having remaining maturities of not more than three years
Van Kampen Merritt Adjustable Rate U.S. Government Fund... High level of current income with a relatively stable net asset value investing in U.S. Government securities
Van Kampen Merritt Limited Term Municipal Income Fund..... High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Utility Fund........................... Provide capital appreciation and current income by investing in a diversified portfolio of common stocks and income
                                                           securities issued by companies engaged in the utilities industry
Van Kampen Merritt Strategic Income Fund.................. Provide shareholders with high current income. The Fund will seek capital appreciation as a secondary objective
Van Kampen Merritt Florida Insured Tax Free Income Fund... High level of current income exempt from Federal income tax and Florida intangible personal property taxes consistent
                                                           with preservation of capital
Van Kampen Merritt New Jersey Tax Free Income Fund........ High level of current income exempt from Federal income tax and New Jersey gross income tax consistent with
                                                           preservation of capital
Van Kampen Merritt New York Income Fund................... High level of current income exempt from Federal as well as
                                                           New York State and New York City income taxes, consistent
                                                           with preservation of capital

Name of Closed-end Fund                                             Fund Investment Objective
Van Kampen Merritt Municipal Income Trust.......................... High current income exempt from Federal income taxes with safety of principal by investing in a diversified portfolio of investment grade municipal securities
Van Kampen Merritt California Municipal Trust...................... High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Intermediate Term High Income Trust............. High current income while seeking to preserve shareholders'
                                                                    capital by investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Limited Term High Income Trust.................. High current income while seeking to preserve shareholders'
                                                                    capital by investing in a diversified portfolio of high
                                                                    yield fixed income securities
Van Kampen Merritt Prime Rate Income Trust......................... High current income, consistent with preservation of capital by investing in interests in floating or variable rate senior loans
Van Kampen Merritt Investment Grade Municipal Trust................ High current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Municipal Trust................................. High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt California Quality Municipal Trust.............. High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Florida Quality Municipal Trust................. High current income exempt from Federal income taxes and
                                                                    Florida intangible personal property taxes with safety of
                                                                    principal by investing in a diversified portfolio of investment grade Florida municipal securities
Van Kampen Merritt New York Quality Municipal Trust................ High current income exempt from Federal as well as New York
                                                                    State and New York City income taxes with safety of
                                                                    principal by investing in a diversified portfolio of investment grade New York municipal securities
Van Kampen Merritt Ohio Quality Municipal Trust.................... High current income exempt from Federal and Ohio income taxes with safety of principal by investing in a diversified portfolio of investment grade Ohio municipal securities
Van Kampen Merritt Pennsylvania Quality Municipal Trust............ High current income exempt from Federal and Pennsylvania income taxes with safety of principal by investing in a
                                                                    diversified
                                                                    portfolio of investment grade Pennsylvania municipal securities
Van Kampen Merritt Trust for Investment Grade Municipals........... High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Trust for Insured Municipals.................... High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
                                                                    diversified portfolio of municipal securities which are
                                                                    covered by insurance with respect to timely payment of
                                                                    principal and interest
Van Kampen Merritt Trust for Investment Grade CA Municipals........ High level of current income exempt from Federal and
                                                                    California income taxes, consistent with preservation of
                                                                    capital by investing in a diversified portfolio of California municipal securities
Van Kampen Merritt Trust for Investment Grade FL Municipals........ High level of current income exempt from Federal income taxes, consistent with preservation of capital. The Fund
                                                                    also seeks to offer its Shareholders the opportunity to
                                                                    own securities exempt from Florida intangible personal
                                                                    property taxes
Van Kampen Merritt Trust for Investment Grade NJ Municipals........ High level of current income exempt from Federal income taxes and New Jersey gross income taxes, consistent
                                                                    with preservation of capital
Van Kampen Merritt Trust for Investment Grade NY Municipals........ High level of current income exempt from Federal as well as from New York State and New York City income taxes,
                                                                    consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade PA Municipals........ High level of current income exempt from Federal and
                                                                    Pennsylvania income taxes and, where possible under
                                                                    local law, local income and property taxes, consistent
                                                                    with preservation of capital
Van Kampen Merritt Municipal Opportunity Trust..................... High level of current income exempt from Federal income tax, consistent with preservation of capital by
                                                                    investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Municipal Income Trust................ High level of current income exempt from Federal income tax, consistent with preservation of capital by investing
                                                                    in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Pennsylvania Municipal Income Trust... High level of current income exempt from Federal and
                                                                    Pennsylvania income taxes and, where possible under
                                                                    local law, local income and property taxes, consistent
                                                                    with preservation of capital
Van Kampen Merritt Strategic Sector Municipal Trust................ Provide common shareholders with a high level of current income exempt from Federal income taxes, consistent
                                                                    with preservation of capital
Van Kampen Merritt Value Municipal Income Trust.................... High level of current income exempt from Federal income taxes, consistent with preservation of capital
Van Kampen Merritt California Value Municipal Income Trust......... High level of current income exempt from Federal and California income taxes, consistent with preservation of capital
Van Kampen Merritt Massachusetts Value Municipal Income Trust...... High level of current income exempt from Federal income taxes and Massachusetts personal income taxes, consistent with
                                                                    preservation of capital
Van Kampen Merritt New Jersey Value Municipal Income Trust......... High level of current income exempt from Federal income taxes and New Jersey gross income tax, consistent with
                                                                    preservation of capital
Van Kampen Merritt New York Value Municipal Income Trust........... High level of current income exempt from Federal as well as
                                                                    New York State and New York City income taxes,
                                                                    consistent with preservation of capital
Van Kampen Merritt Ohio Value Municipal Income Trust............... High level of current income exempt from Federal and Ohio income taxes, consistent with preservation of capital
                                                                    High level of current income exempt from Federal and
Van Kampen Merritt Pennsylvania Value Municipal Income Trust....... Pennsylvania
                                                                     income taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity Trust II.................. High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Florida Municipal Opportunity Trust ............ High level of current income exempt from Federal income tax, consistent with preservation of capital. The Fund seeks
                                                                    to offer its common shareholders the opportunity to own
                                                                    securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Advantage Municipal Income Trust II............. Provide common shareholders with a high level of current income exempt from Federal income tax, consistent
                                                                    with preservation of capital
Van Kampen Merritt Select Sector Municipal Trust................... To provide common shareholders with a high level of current income exempt from Federal income tax, consistent with
                                                                    preservation of capital

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Obligations for the portfolios of either of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the certificates issued by each Trust to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Obligations held in each Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the Trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

UNDERWRITING

The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

                                                                                                             Series
Name                                                                                                              46
                                           Address                                                             Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,565
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048           100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                100
Fidelity Capital Markets                   164 Northern Avenue, Boston, Massachusetts 02215                     100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                             100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399         100
                                                                                                              3,065

                                                                                                             Series
Name                                                                                                              47
                                           Address                                                             Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181               7,309
McLaughlin, Piven, Vogel
Securities, Inc.                           30 Wall Street, 5th Floor, New York, New York 10005                  500
Fidelity Capital Markets                   164 Northern Avenue, Boston, Massachusetts 02215                     250
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399         250
B.C. Ziegler and Company                   215 North Main Street, West Bend, Wisconsin 53095                    250
Oppenheimer & Co., Inc.                    World Financial Center, 8th Floor, New York, New York 10281          150
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048           100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                             100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043              100
Kemper Securities, Inc.                    77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601            100
                                                                                                              9,209

Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public Offering--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Trusts, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "Public Offering--Sponsor and Underwriter Compensation"and "Portfolio".

Underwriters and broker-dealers of each Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp & Farber, 99 Park Avenue, New York, New York 10016 has acted as counsel for the Trustee and as special counsel for the Trust for New York tax matters.

Independent Certified Public Accountants. The statements of condition and the related portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

DESCRIPTION OF OBLIGATION RATINGS

Standard & Poor's Ratings Group. A brief description of the applicable Standard & Poor's Ratings Group ("Standard & Poor's") rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II. Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

Plus (+) or Minus (-): The ratings from "AA"to "BBB"may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The symbol "(p)"indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

*As published by the rating companies.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as lower medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Insured Income Trust, Series 46 (Intermediate) and Series 47:

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Insured Income Trust, Series 46 (Intermediate) and Series 47 as of May 23, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Insured Income Trust, Series 46 (Intermediate) and Series 47 as of May 23, 1995, in conformity with generally accepted accounting principles.

                                             GRANT THORNTON LLP
Chicago, Illinois
May 23, 1995


VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST
SERIES 46 (INTERMEDIATE) and SERIES 47
Statements of Condition
As of May 23, 1995

                                                          Series        Series
INVESTMENT IN SECURITIES                                  46            47
Contracts to purchase securities <F1><F2><F4>............ $   3,041,844 $   8,757,801
Accrued interest to the First Settlement Date <F1><F4>...        61,175       350,131
Total.................................................... $   3,103,019 $   9,107,932
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--..............................................
Accrued interest payable to Sponsor <F1><F4>............. $      61,175 $     350,131
Interest of Unitholders-- ...............................
Units of fractional undivided interest outstanding:......
Cost to investors <F3> ..................................     3,135,893     9,209,000
Less: Gross underwriting commission <F3> ................        94,049       451,199
Net interest to Unitholders <F3><F4>.....................     3,041,844     8,757,801
Total.................................................... $   3,103,019 $   9,107,932

<F1>The aggregate value of the Obligations listed under "Portfolios"for each Trust herein and their cost to such Trust are the same. The value of the Obligations is determined by Interactive Data Services, Inc. on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Obligations are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                           Principal                   Accrued
                           Amount of     Offering Price  Interest to
             Amount of     Obligations   of Obligations  Expected
             Letter of     Under         Under         Delivery
             Credit        Contracts     Contracts     Dates
Series 46    $   3,098,983 $   3,065,000 $   3,041,844 $    57,139
Series 47    $   9,101,601 $   9,010,000 $   8,757,801 $   343,800

<F2>Insurance coverage providing for the timely payment, when due (as more fully set forth under "Insurance on the Obligations"), of all principal and interest on the Obligations in the portfolio of each Trust has been obtained by each Trust except for Obligations in each Trust for which insurance has been obtained by the issuer of the Obligation. Such insurance does not guarantee the market value of the Obligations or the value of the Units. The insurance obtained by the Trusts is effective only while the Obligations are held in such Trusts, however, insurance obtained by an Obligation issuer is effective so long as such Obligation is outstanding. Neither the bid nor offering prices of the underlying Obligations or of the Units, absent situations in which the Obligations are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by the Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Public
Offering--Offering Price"and "Public Offering--Sponsor and Underwriter
Compensation"and assume all single transactions involve less than 100 Units.
For single transactions involving 100 or more Units, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to each Trust the amount of net interest accrued to
May 31, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST
SERIES 46 (INTERMEDIATE)
PORTFOLIO as of May 23, 1995

                Name of Issuer, Title, Interest Rateand                                                       Offering
 Aggregate      Maturity Date of eitherObligations Deposited or                            As      Redemption Price to
 Principal<F1>  ObligationsContracted for<F1><F5>                   Rating<F2>    Insured<F7>    Features<F3> Trust<F4>
       100,000  Public Service Electric and Gas  #6.50%  Due
/$              5/1/2004 ....................................... A                        AAA                 $      96,250
/       90,000  U.S. Treasury Strip  #0.00%  Due 5/15/2004 ..... N/R                      AAA                        50,063  <F6>
       450,000  Los Angeles County, California, Taxable Pension
                Obligation Bonds (General Obligation-Unlimited
                Tax) Series A  8.49%  Due 6/30/2004 ............ A                        AAA                       487,687
       500,000  Province of Saskatchewan (Canada) (FSA Insured)
                 8.00%  Due 7/15/2004 .......................... AAA                      AAA                       534,375
       150,000  Municipal Authority of Westmoreland County
                (Westmoreland County, Pennsylvania) Taxable
                Municipal Service Revenue Bonds, Series 1993A
                (FGIC Insured)  #5.95%  Due 8/15/2004 .......... AAA                      AAA                        139,313
       525,000  Texas Utilities Electric Company (MBIA Insured)
                 6.25%  Due 10/1/2004 .......................... AAA                      AAA                       500,719
       500,000  Hydro-Quebec Power Company, Medium-Term Notes,
                Series B (MBIA Insured)  6.98%  Due 2/28/2005 .. AAA                      AAA                       494,375
       250,000  Rensselaer County, New York, Pension System
                General Obligation Bonds, Series 1995B
                (Federally Taxable) FGIC Insured  7.50%  Due
                5/1/2005 ....................................... AAA                      AAA                       258,437
       500,000  San Diego County, California, Taxable Pension
                Obligation Bonds (General Obligation-Unlimited
                Tax) Series A (FSA Insured)  6.49%  Due
                8/15/2005 ...................................... AAA                      AAA                       480,625
 $   3,065,000                                                                                                $   3,041,844

All of the Obligations in the portfolio are insured either by one of the Preinsured Obligation Insurers (as indicated in the obligation name) or under a portfolio insurance policy obtained by the Trust from AMBAC Indemnity or CapMAC. Obligations that are insured under a portfolio insurance policy obtained by the Trust from CapMAC are marked by a "/". See "Insurance on the Obligations".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

VAN KAMPEN AMERICAN CAPITAL INSURED INCOME TRUST
SERIES 47
PORTFOLIO as of May 23, 1995

                Name of Issuer, Title, Interest Rateand
                Maturity Date of eitherObligations                                                            Offering
 Aggregate      Deposited or ObligationsContracted                                     As          Redemption Price to
 Principal<F1>  for<F1><F5>                                     Rating<F2>    Insured<F7>        Features<F3> Trust<F4>
     1,000,000  Redevelopment Agency of the City of San
                Diego, Mount Hope Redevelopment Project,
                Tax Allocation Bonds, Series 1995B
                (Taxable) Capital Guaranty Insured**  8.10%                               2005 @ 102
 $               Due 10/1/2019 ............................. AAA           AAA            2011 @ 100 S.F.     $   1,025,470
     1,000,000  City of Anaheim, California, Certificates
                of Participation (1993 Land Acquisition
                Refinancing Project) Federally Taxable
                (AMBAC Indemnity Insured)  #6.50%  Due                                    2003 @ 102
                11/1/2019 .................................. AAA           AAA            2009 @ 100 S.F.           865,000
/      235,000  U.S. Treasury Strip  #0.00%  Due 2/15/2020 . N/R           AAA                                       40,831  <F6>
     1,000,000  Redevelopment Agency of the City of San
                Jose (California) Merged Area Redevelopment
                Project Housing Set-Aside Taxable Tax
                Allocation Bonds, Series 1993C (MBIA                                      2004 @ 102
                Insured)  #7.60%  Due 8/1/2021 ............. AAA           AAA            2011 @ 100 S.F.           985,000
       500,000  Pacific Gas and Electric Company  #8.25%
                Due 11/1/2022 .............................. A             AAA            2002 @ 103.14             516,875
     1,000,000  New York State Electric and Gas Corporation
/                8.30%  Due 12/15/2022 ..................... BBB+          AAA            2002 @ 103.43           1,037,500
     1,000,000  Nevada Power Company  8.50%  Due 1/1/2023 .. BBB           AAA            2003 @ 103.71           1,043,750
     1,000,000  Metropolitan Edison Company, Medium Term
/               Notes  8.15%  Due 1/30/2023 ................ BBB+          AAA            2003 @ 104.08           1,025,000
     1,000,000  Jersey Central Power and Light Company
/               7.50%  Due 5/1/2023 ........................ BBB+          AAA            2003 @ 103.33             958,750
     1,000,000  Province of Newfoundland (Canada) (FSA
                Insured)  7.32%  Due 10/13/2023 ............ AAA           AAA                                      961,250
       275,000  Connecticut Light and Power Company (FSA
                Insured) 8.50%  Due 6/1/2024 ............... AAA           AAA            2004 @ 103.87             298,375
 $   9,010,000                                                                                                $   8,757,801

All of the Obligations in the portfolio are insured either by one of the Preinsured Obligation Insurers (as indicated in the obligation name) or under a portfolio insurance policy obtained by the Trust from AMBAC Indemnity or CapMAC. Obligations that are insured under a portfolio insurance policy obtained by the Trust from CapMAC are marked by a "/". See "Insurance on the Obligations".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

NOTES TO PORTFOLIOS: As of the Date of Deposit: May 23, 1995

(1)All Obligations are represented by "regular way"or "when issued"contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Obligations may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Obligations. Contracts to acquire Obligations were entered into during the period from May 15,1995 to May 22,1995. These Obligations have expected settlement dates from May 23,1995 to June 1,1995 (see "Trust Portfolios").

(2)All ratings are by Standard & Poor's Ratings Group unless otherwise indicated. "*"indicates that the rating of the Obligation is by Moody's Investors Service, Inc. The ratings represent the latest published ratings by the respective ratings agency. "Y"indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R"indicates that the applicable rating service did not provide a rating for that particular Obligation. For a brief description of the rating symbols and their related meaning, see "Description of Obligation Ratings".

(3)There is shown under this heading the year in which each issue of the Obligations is initially or currently callable and the call price for that year. Each issue of the Obligations continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F."indicates a sinking fund is established with respect to an issue of the Obligations. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Obligations may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future, attempt to redeem bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Trust Portfolios--Redemptions of Obligations". To the extent that the Obligations were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Obligations were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Obligations and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Tax Status"and "Estimated Current Return and Estimated Long-Term Return".

(4)Evaluation of Obligations is made on the basis of current offering prices for the Obligations. The offering prices are greater than the current bid prices of the Obligations which is the basis on which Unit value is determined for purposes of redemption of Units (see "Public Offering--Offering Price").

(5)Other information regarding the Obligations in each Trust, as of the Date of Deposit, is as follows:

                                                                Annual       Bid Side
                   Annual                                     Interest     Evaluation
                Insurance      Cost to     Profit (Loss)     Income to             of
Trust                Cost       Sponsor        to Sponsor        Trust    Obligations
Series 46... $871         $3,026,260    $15,584           $212,543     $3,030,575
Series 47... $8,955       $8,698,518    $59,283           $684,325     $8,713,633

The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Obligations in the portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor.

On the Date of Deposit, the offering side evaluation of the Obligations in the Trusts were higher than the bid side evaluation of such Obligations by 0.37%, and 0.49%, of the aggregate principal amount of such Obligations for Series 46 and Series 47, respectively. All contracts are expected to be settled by the First Settlement Date for the purchase of Units.

"#"indicates that such Obligation was issued at an original issue discount. The tax effect of Obligations issued at an original issue discount is described in "Tax Status".

(6)This Obligation has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Obligations which pay no interest are normally described as "zero coupon"bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 3%, and 3%, of the aggregate principal amount of the Obligations in Series 46 and Series 47, respectively, are "zero coupon"bonds.

(7)Standard & Poor's Ratings Group has assigned its "AAA"investment rating to all of the Obligations while in the Trusts, as insured by the Insurers.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The table below sets forth the per Unit estimated distributions of interest and principal to Unitholders. The table assumes no changes in Trust expenses, no changes in the current interest rates, no exchanges, redemptions, sales, prepayments or partial prepayments of the underlying Obligations prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

Series 46 (Intermediate)

Monthly

                                               Estimated  Estimated    Estimated
Distribution Dates                             Interest   Principal    Total
(Each Month)                                   Distribution Distribution Distribution
July             1995                          $   5.73                $     5.73
August           1995  - April           2004      5.54                      5.54
May              2004                              5.54   $    32.62        38.16
June             2004                              5.42        29.37        34.79
July             2004                              5.39       146.81       152.20
August           2004                              3.85       163.14       166.99
September        2004                              3.22        48.94        52.16
October          2004                              3.11       171.28       174.39
November         2004  - February        2005      2.23                      2.23
March            2005                              2.14       163.14       165.28
April            2005                              1.30                      1.30
May              2005                              1.30        81.56        82.86
June             2005  - August          2005       .80                       .80
September        2005                               .34       163.14       163.48

Semi-annual

Distribution Dates                             Estimated   Estimated    Estimated
(Each June and December                        Interest    Principal    Total
Unless Otherwise Indicated)                    Distribution Distribution Distribution
December         1995                          $   33.66                $    33.66
June             1996  - December        2003      33.48                     33.48
May              2004                                      $    32.62        32.62
June             2004                              33.36        29.37        62.73
July             2004                                          146.81       146.81
August           2004                                          163.14       163.14
September        2004                                           48.94        48.94
October          2004                                          171.28       171.28
December         2004                              20.19                     20.19
March            2005                                          163.14       163.14
May              2005                                           81.56        81.56
June             2005                              10.11                     10.11
September        2005                               1.97       163.14       165.11

Series 47

Monthly

                                                Estimated  Estimated    Estimated
Distribution Dates                              Interest   Principal    Total
(Each Month)                                    Distribution Distribution Distribution
July             1995                           $   6.09                $     6.09
August           1995  - May              2004      5.90                      5.90
June             2004                               5.90   $    31.01        36.91
July             2004  - September        2007      5.75                      5.75
October          2007                               5.75       108.59       114.34
November         2007  - November         2012      5.03                      5.03
December         2012                               5.03        54.30        59.33
January          2013                               4.28       217.18       221.46
February         2013                               3.16       108.59       111.75
March            2013  - October          2019      2.50                      2.50
November         2019                               2.50       108.58       111.08
December         2019  - February         2020      1.92                      1.92
March            2020                               1.92        25.52        27.44
April            2020  - July             2021      1.92                      1.92
August           2021                               1.92       108.59       110.51
September        2021  - April            2023      1.25                      1.25
May              2023                               1.25       108.59       109.84
June             2023  - October          2023       .60                       .60
November         2023                                .21       108.59       108.80

Semi-annual

Distribution Dates                            Estimated   Estimated    Estimated
(Each June and December                       Interest    Principal    Total
Unless Otherwise Indicated)                   Distribution Distribution Distribution
December        1995                          $   35.79                $    35.79
June            1996  - December        2003      35.60                     35.60
June            2004                              35.60   $    31.01        66.61
December        2004  - June            2007      34.73                     34.73
October         2007                                          108.59       108.59
December        2007                              33.28                     33.28
June            2008  - June            2012      30.38                     30.38
December        2012                              30.38        54.30        84.68
January         2013                                          217.18       217.18
February        2013                                          108.59       108.59
June            2013                              17.58                     17.58
December        2013  - June            2019      15.12                     15.12
November        2019                                          108.58       108.58
December        2019                              14.54                     14.54
March           2020                                           25.52        25.52
June            2020                              11.65                     11.65
December        2020  - June            2021      11.65                     11.65
August          2021                                          108.59       108.59
December        2021                               8.95                      8.95
June            2022  - December        2022       7.58                      7.58
May             2023                                          108.59       108.59
June            2023                               6.92                      6.92
November        2023                               2.65       108.59       111.24

[THIS PAGE INTENTIONALLY LEFT BLANK]

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title                                                Page
Summary of Essential Financial Information           3
The Trusts                                           6
Investment Objectives and Portfolio Selection        6
Trust Portfolios                                     7
Estimated Current Return and Estimated
Long-Term Return                                     11
Trust Operating Expenses                             12
Insurance on the Obligations                         13
Tax Status                                           18
Accrued Interest                                     21
Public Offering                                      21
Rights of Unitholders                                25
Trust Administration                                 29
Underwriting                                         35
Other Matters                                        37
Description of Obligation Ratings                    37
Report of Independent Certified Public Accountants   39
Statements of Condition                              40
Portfolios                                           41
Notes to Portfolios                                  43
Estimated Cash Flows to Unitholders                  45

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

May 23, 1995

Van Kampen American Capital
Insured Income Trust
Series 46 (Intermediate)
and Series 47

A Wealth of Knowledge A Knowledge of Wealth(sm)

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.




                   Contents Of Registration Statement



This Registration Statement comprises the following papers and documents:

    The facing sheet
    The Cross-Reference Sheet
    The Prospectus
    The signatures
    The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement between Van Kampen American Capital Distributors, Inc., Depositor, American Portfolio Advisory Service, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee (to be supplied by amendment).

1.4 Copy of Bond Fund Portfolio Insurance Policy (to be supplied by amendment).

1.5 Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2 Consent of Standard & Poor's Ratings Group (to be supplied by amendment).

4.3 Consent of Grant Thornton LLP (to be supplied by amendment).

                              Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Insured Income Trust, Series 49 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 26th day of July, 1995.

                                    Van Kampen American Capital Insured
                                       Income Trust, Series 49

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                       (Depositor)


                                    By Sandra A. Waterworth
                                       Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on July 26, 1995.

  Signature              Title

Don G. Powell       Chairman and Chief         )
                      Executive Officer        )

William R. Rybak    Senior Vice President and  )
                      Chief Financial Officer  )

Ronald A. Nyberg    Director                   )

William R. Molinari Director                   )

                                                 Sandra A. Waterworth
                                                 (Attorney-in-fact*)

________________________________________________________________________
*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.